

August 4, 2008

Room 7010

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re:** **Huntsman Corporation**
> **Form 10-K for Year Ended December 31, 2007**
> **File No. 001-32427**

Dear Mr. Esplin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2007

Legal Proceedings, page 51

1. With respect to the putative class action antitrust suit pending in California state court that alleges a conspiracy to fix prices of certain rubber and urethane products in California and the MTBE Litigation, we note that your discussion on page 54 does not provide information about the name of the court in which the proceedings are pending and the date the proceedings were instituted. In future

filings, please include this information in accordance with Item 103 of Regulation S-K, or otherwise, tell us why this information is not required.

Amendment No.1 to Annual Report on Form 10-K Filed on April 29, 2008

Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

Elements of Executive Compensation, page 7

2. While we note your disclosure about the subjective assessment of a named executive officer's personal performance, it remains unclear how the compensation committee measures achievement of the various performance components (such as Debt Reduction, SOX Compliance Personal Performance and Divisional EBITDA EH&S), and whether the performance goals within each compliance objective are different for each named executive officer. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In future filings, if a named executive officer's personal performance is measured against pre-established personal goals, please disclose them to the extent material in determining the amount of the incentive award payment. Refer to Section II.B.1 of Commission Release No. 33-8732A.

3. With respect to the project bonuses discussed on page 11, in future filings please disclose more detail regarding the factors taken in consideration by the compensation committee in determining the amount of this bonus. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Summary Compensation Table, page 16

4. In future filings, please describe the methodology for computing the aggregate incremental cost of perquisites as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 23

5. In future filings, to the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-

solicitation and confidentiality agreements, please describe and explain such provisions. See Item 402(j)(4) of Regulation S-K.

6. In future filings, please describe and explain how the appropriate payment and benefit levels, such as the multiples of pay, are determined under the various circumstances that trigger payments or provision of benefits under the change of control arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to Era Anagnosti, Attorney at (202) 551- 3369, Craig Slivka, Attorney (202) 551-3729, Pamela Long, Assistant Director at (202) 551-3765 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief